

PRESS RELEASE

Crescent Point Releases 2021 Sustainability Report

June 22, 2021 Calgary, AB

Crescent Point

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce the release of its 2021 Sustainability Report (the “Report”). The Report is highlighted by the Company’s increased target for emissions intensity reduction, an increase from 30 to 50 percent by 2025, including a 70 percent reduction in absolute methane emissions. The Report also outlines the Company’s latest progress and commitment to strong environmental, social and governance (“ESG”) performance throughout its operations. In addition, the Company also released updated disclosure in reference to the Task Force on Climate-related Financial Disclosures (“TCFD”) underlining its effective risk management practices.

“Our 2021 Sustainability Report highlights the progress we have made to enhance Crescent Point’s social impact, governance oversight, and environmental stewardship. By making progress in these key areas, we are able to achieve our purpose of 'Bringing Energy To Our World - The Right Way',” said Craig Bryksa, President and CEO of Crescent Point. “As part of our commitment to strong ESG performance, we will be dedicating between three to five percent of our go-forward annual maintenance capital budget to environmental stewardship projects. By continuing to integrate sustainability practices into our capital allocation process and business operations, we are effectively mitigating risks and capitalizing on opportunities to position the Company for further success and enhanced shareholder value.”

KEY HIGHLIGHTS - ENVIRONMENTAL

- Increasing the Company’s targeted emissions intensity reduction to 50 percent by 2025, and increasing its absolute methane emissions reduction target to 70 percent, in each case relative to a 2017 baseline.
- Setting a target to reduce inactive well inventory by 30 percent over the next ten years, including approximately 400 wells planned for safe retirement in 2021, far exceeding regulatory compliance obligations.
- Developing freshwater use targets, which are anticipated to be released later this year. These targets are expected to reflect, and build upon, the significant success the Company had in reducing its freshwater use intensity in 2020.

KEY HIGHLIGHTS - SOCIAL

- Achieving five-year best in safety performance for lost time incident frequency and serious incident frequency in 2020 as a direct result of engagement with employees and contractors to promote safety across the Company’s operations.
- Enhancing engagement with Indigenous contractors and suppliers, in particular in the Company’s recently acquired Kaybob area, to build capacity and share in the skills, traditional knowledge and expertise of the Company’s Indigenous partners.
- Continuing to support the communities in which the Company operates by providing over $1.7 million in funding support for more than 315 local charities and community organizations, including a renewed multi-year commitment to STARS Air Ambulance.

KEY HIGHLIGHTS - GOVERNANCE

- Furthering the Company’s commitment to gender diversity, including increasing and achieving its Board diversity target of at least 30 percent of independent director positions on the Board being held by women.
- Revising Board Committee mandates to ensure strong ESG oversight and accountability, further evidencing the Company's commitment to effective governance and risk management.
- Strengthening the link between executive and employee compensation and ESG performance through the Company's short-term incentive plan scorecard, which includes an increased weighting of 30 percent on ESG metrics.

The Report is Crescent Point’s third sustainability report and builds upon the inaugural report released in 2019 and the second report released in 2020. The full Report, including a downloadable PDF and data tables, is available on Crescent Point’s website at www.crescentpointenergy.com. The TCFD disclosure is also available on the Company’s website.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to non-GAAP financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Non-GAAP Financial Measures and Forward-Looking Statements sections of this press release, respectively.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: continued environmental improvement; strategy and purpose; ESG priorities; risk management; reducing GHG emissions intensity by 50 percent by 2025, from 2017 levels, including a 70 percent reduction in absolute methane emissions by 2025 and the ways in which these targets will be achieved; dedicated funding of 3-5 percent of annual maintenance capital to support environmental stewardship initiatives, that will support the responsible development of our assets; opportunities to position the Company for further success, increased shareholder value and mitigating risks; reducing inactive well inventory by 30 percent over the next ten years; retiring approximately 400 wells in 2021; targets for water use and timing of release thereof; expanding Indigenous engagement in connection with the recent acquisition of Duvernay assets and across all operation areas; building and sharing in the skills, traditional knowledge and expertise of the Company's Indigenous partners; continuing to support communities in which the Company operates through funding; linking the Company's short-term incentive plan scorecard to include an increased weighting of 30 percent on ESG targets; and continuing to build upon effective governance.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2020 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2020 and for the quarter ended March 31, 2021, under the headings "Risk Factors" and "Forward-Looking Information". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time. References to emissions intensity refer to scope 1 greenhouse gas emissions.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or

Shant Madian, Vice President, Investor Relations and Corporate Communications

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.